UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                              VERDANT BRANDS, INC.
                    ----------------------------------------
                             (Exact Name of Issuer)

                                  COMMON STOCK
                    ----------------------------------------
                         (Title of Class of Securities)

                                   923366-20-7
                    ----------------------------------------
                                 (CUSIP Number)

                            Bruce Mallory, President
                        9555 James Ave. South, Suite 200
                           Bloomington, MN 55431-2543
                                 (952) 703-3000
                    ----------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JULY 27, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of the Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box________.

                              CUSIP NO. 923366-20-7
                    ----------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Number of Above Persons

Whitney & Whitney, Inc. (WWI)

Itronics Inc. (ITRO)           100% parent company to WWI

John W. Whitney                President, Treasurer, and Director of WWI.
                               President, Chief Financial Officer, Treasurer, and Director of ITRO

Gregory S. Skinner             Secretary of WWI and ITRO

Paul H. Durckel                Director of ITRO

Alan C. Lewin                  Director of ITRO

Duane H. Rasmussen             Vice President of ITRO

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of
      a Group (See Instructions)                  (a)
                                                       -------------------
                                                  (b)      XXX
                                                       -------------------
--------------------------------------------------------------------------------
(3) SEC Use only

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(4) Source of Funds (See Instructions)

         Whitney & Whitney, Inc.                     WC

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizen or Place of Organization:

         Whitney & Whitney, Inc.          U.S.A.
         Itronics Inc.                    U.S.A.
         John W. Whitney                  U.S.A.
         Gregory S. Skinner               U.S.A.
         Paul H. Durckel                  U.S.A.
         Alan C. Lewin                    U.S.A.
         Duane H. Rasmussen               U.S.A.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

                             Whitney & Whitney, Inc.

          (7) Sole Voting Power                  294,300
          ------------------------------------  --------
          (8) Shared Voting Power                      0
          ------------------------------------  --------
          (9) Sole Dispositive Power             294,300
          ------------------------------------  --------
          (10) Shared Dispositive                      0
               Power
          ------------------------------------  --------
          (11) Aggregate Amount                  294,300
               Beneficially Owned by
               Each Reporting Person
          ------------------------------------  --------

     The other reporting persons do not beneficially own any shares in the Issuer. They are listed solely as controlling persons of Whitney & Whitney, Inc. or of Itronics Inc.
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)
                                            ----------------------------------

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in
       Row (11)

     Row(11) represents 5.2% of the issued and outstanding shares of the issuer on a fully diluted basis.

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         Whitney & Whitney, Inc.        CO
         Itronics Inc.                  CO
         John W. Whitney                IN
         Gregory S. Skinner             IN
         Paul H. Durckel                IN
         Alan C. Lewin                  IN
         Duane H. Rasmussen             IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer

Class of equity securities to which
  this statement relates:                       Common Stock

Name and Address of Principal Executive
 Offices of Issuer of Securities:               Verdant Brands, Inc.
                                                9555 James Ave. South, Suite 200
                                                Bloomington, MN 55431-2543

Item 2. Identity and Background

     (a) Whitney & Whitney, Inc.
     (b) 6490 So. McCarran Blvd. No. 23
         Reno, NV. 89509
         Organized in Nevada
     (c) Business: Technical services to the mining and recycling industries
     (d) No
     (e) No


     (a) Itronics Inc.
     (b) 6490 So. McCarran Blvd. No. 23
         Reno, NV 89509
         Organized in Texas
     (c) Business: Holding company
     (d) No
     (e) No

     (a) John W. Whitney
     (b) c/o Whitney & Whitney, Inc.
             6490 So. McCarran Blvd. No. 23
             Reno, NV 89509
     (c) Occupation: President of WWI and ITRO
     (d) No
     (e) No
     (f) U.S.A.

     (a) Gregory S. Skinner
     (b) c/o Whitney & Whitney, Inc.
             6490 So. McCarran Blvd. No. 23
             Reno, NV 89509
     (c) Occupation: Attorney and principal in Skinner,
         Sutton, Watson & Rounds in Incline Village, Nevada
     (d) No
     (e) No
     (f) U.S.A.

     (a) Paul H. Durckel
     (b) c/o Whitney & Whitney, Inc.
             6490 So. McCarran Blvd. No. 23
             Reno, NV 89509
     (c) Occupation: Real estate salesman for Prudential
                     Nevada Realty in Gardnerville, Nevada
     (d) No
     (e) No
     (f) U.S.A.

     (a) Alan C. Lewin
     (b) c/o Whitney & Whitney, Inc.
             6490 So. McCarran Blvd. No. 23
             Reno, NV 89509
     (c) Occupation: General Manager for Merry X-Ray in Los Angeles, Ca.
     (d) No
     (e) No
     (f) U.S.A.

     (a) Duane H. Rasmussen
     (b) c/o Whitney & Whitney, Inc.
             6490 So. McCarran Blvd. No. 23
             Reno, NV 89509
     (c) Occupation: Vice President of ITRO and Vice President and General
                     Manager of Itronics Metallurgical, Inc., a wholly owned subsidiary of ITRO.
     (d) No
     (e) No
     (f) U.S.A.


Item 3. Source and Amount of funds or Other Consideration

 Whitney & Whitney, Inc.            Working Capital            $197,533

None of the other reporting persons have made an investment in the Issuer.


Item 4. Purpose of Transaction

Description of any plans or proposals which the reporting persons may have which relate to or would result in:

(a) WWI is evaluating the potential acquisition of additional shares of the Issuer from time to time. No decisions on the number of shares or on the timing of purchases have been made.
(b) None
(c) None
(d) None
(e) None
(f) None
(g) None
(h) None
(i) None
(j) None

Item 5. Interest in Securities of the Issuer

(a) Whitney & Whitney, Inc. owns 294,300 common shares of the Issuer, which represents 5.2% of the issued and outstanding shares on a fully diluted basis as calculated from figures in the Issuer's most recent proxy statement, dated April 19, 2000.
(b)  Whitney & Whitney, Inc. 294,300
(c) Whitney & Whitney, Inc. acquired 269,300 shares during the last 60 days in various purchase transactions.
(d) None
(e) Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None

Item 7. Material to Be Filed as Exhibits

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME                                     TITLE                       DATE
------------------------------           --------                    --------

Whitney & Whitney, Inc.

By: /s/ John W. Whitney                  President                   8/3/00
     --------------------------
       John W. Whitney

Itronics Inc.

By: /s/ John W. Whitney                  President                   8/3/00
     --------------------------
     John W. Whitney

/s/ John W. Whitney                      President                   8/3/00
--------------------------
John W. Whitney

/s/ Gregory S. Skinner                   Secretary                   8/3/00
--------------------------
Gregory S. Skinner

/s/ Paul H. Durckel                      Director, ITRO              8/3/00
--------------------------
Paul H. Durckel

/s/ Alan C. Lewin                        Director, ITRO              8/3/00
--------------------------
Alan C. Lewin

/s/ Duane H. Rasmussen                   Vice President, ITRO        8/3/00
------------------------------
Duane H. Rasmussen